Exhibit 2.a.

Share Purchase Agreement and Other Covenants

This Share Purchase Agreement and Other Covenants is entered into and becomes effective as of February 10th, 2010, by and between, on one side:

Mineração Naque S.A., a company incorporated under the laws of Brazil, with headquarters at Av. Graça Aranha, 26, 3rd floor - part, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, enrolled with the Taxpayers’ Registry under No. 33.931.486/0001-30, hereby represented in accordance with its by-laws (“Naque”); and

Vale International S.A., a company incorporated under the laws of Switzerland, with headquarters at Route de Pallatex, 29, in the City of Saint Prex, Switzerland, hereby represented in accordance with its by-laws (“Vale International” and, together with Naque, the (“Purchaser”); and, on the other side,

The Mosaic Company, a company incorporated under the laws of Delaware, United States of America, with headquarters at Atria Corporate Center, Suite E490, 3033 Campus Drive, Plymouth, MN 55441, USA, hereby represented in accordance with its by-laws (“Mosaic”);

(Purchaser and Mosaic hereinafter also referred to jointly as “Parties” and severally as “Party”); and

as a guarantor for the obligations undertaken herein by Purchaser and as a party for the purposes of the obligations specifically undertaken by it, Vale S.A., a company incorporated under the laws of Brazil, with headquarters at Av. Graça Aranha, 26, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Taxpayers’ Registry under No. 33.592.510/0001-54, hereby represented in accordance with its by-laws (“Vale”); and

in the capacity of intervening party and as a party for the purposes of the obligations undertaken by it, Mosaic Fertilizantes do Brasil S.A., a company incorporated under the laws of Brazil, with headquarters at Av. Morumbi, 8234, in the City of São Paulo, State of São Paulo, Brazil, enrolled with the Taxpayers’ Registry under No. 61.156.501/0001-56, hereby represented in accordance with its by-laws (“Mosaic Brazil”),

WHEREAS:

(i)	Naque entered into a purchase agreement with Bunge Fertilizantes S.A. and Bunge Brasil Holdings B.V. to acquire Bunge Group’s fertilizer business in Brazil, through the acquisition of their 100% stake in the stock capital Bunge Participações e Investimentos S.A. (“BPI”), a company which owns certain phosphate rock and phosphate assets and with a direct and indirect stake in Fertilizantes Fosfatados S.A – Fosfertil, a company incorporated under the laws of Brazil, with headquarters at Rodovia Estrada da Cana, Km 11, in the City of Uberaba, State of Minas Gerais, enrolled with the Taxpayers’ Registry under No. 19.443.985/0001-58 (“Fosfertil”);

(ii)	Fosfertil is the holder of substantially all of the shares of the capital stock of Ultrafertil S.A., a company incorporated under the laws of Brazil, with headquarters at Avenida Bernardo Geisel Filho s/nr., CEP 11555-010, in the City of Cubatão, State of São Paulo, enrolled with the Taxpayers’ Registry under No. 02.476.026/0001-36 (“Ultrafertil”);

(iii)	Contemporaneously herewith, Naque and Mosaic are entering into an Option Agreement (the “Fosfertil Option Agreement”), pursuant to which Naque and Mosaic are granting to each other a put and a call option on the equity holdings which will own Mosaic’s interest over the shares of Fertifos Administração e Participação S.A., a company incorporated under the laws of Brazil, with headquarters at Av Eng. Luiz Carlos Berrini, 1.681, 9th floor, suite 91/92, in the City of São Paulo, State of São Paulo, enrolled with the Taxpayers’ Registry under No. 69.021.251/0001-59 (“Fertifos”), and Fosfertil, according to the terms and conditions set forth therein;

(iv)	Contemporaneously herewith, Vale International and Mosaic are entering into an Option Agreement, (the “Holdings Option Agreement”), pursuant to which Vale International and Mosaic are granting to each other a put and a call option on the equity holdings which will own Mosaic’s interest over the so-called Cubatão Complex;

(v)	The Parties are interested in setting the terms for the transfer of certain Equity Holdings from Mosaic to Purchaser and the terms of certain commercial agreements and other covenants;

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties decide to enter into this Share Purchase Agreement and Other Covenants (the “Share Agreement”), in accordance with the following rules and conditions:

1.	Definitions. In addition to the terms otherwise defined in this Agreement the following terms shall have the following meanings when used herein:

“Affiliate” means, in relation to any Party, any person or entity (i) which, on this date or on the closing date of the Fosfertil Option Agreement or the Holdings Option Agreement, directly or indirectly, in Brazil or abroad, through one or more intermediates, controls, is controlled by, or is under common control of that Party, or (ii) the accounts of which, as of such date are, or would be under accounting standards applicable to such Party, consolidated with those of such Party in such Party’s consolidated financial statements; provided, however, that, for the purposes of this Agreement, a Person shall only be considered an Affiliate of Vale or Mosaic, as the case may be, if such Person is, directly or indirectly, controlled by Vale or Mosaic, as the case may be. For the purpose of this definition, the term “control” means, by ownership, contract or otherwise, (i) holding rights which assure, on a permanent basis, majority of votes in the resolutions of the general meetings and the power to elect the majority of the administrators of the entity at hand; and (ii) effectively using the powers held to direct the corporate activities and guide the running of the management bodies of the entity at hand. The terms “controlled by,” and “under common control with” shall have correlative meanings.

“Bunge Group” means Bunge Limited, a company incorporated under the laws of Bermuda, and its Affiliates.

“Disclosure Schedule” means the separate Disclosure Schedules separately delivered by Mosaic contemporaneously herewith.

“Equity Holdings” means Mosaic’s equity in the companies owning the shares of Fosfertil and Fertifos and the business comprising the Cubatão Complex, respectively. In connection therewith, at Mosaic’s sole discretion, any additional shares and/or quotas of the capital stock of any of Mosaic’s direct or indirect wholly-owned subsidiaries which hold interest over the shares of Fosfertil and Fertifos and/or over the Cubatão Complex shall be deemed for the purposes of this Agreement to be included in the definition of Equity Holdings.

“Stock Purchase Agreement” means the agreement to be entered into between Vale International and an Affiliate of Mosaic setting out the terms for the acquisition of the equity holdings which own the Cubatão Complex by Vale International or any of its Affiliates;

2.	Transfer of Shares, Commercial Agreements and Other Covenants.

2.1.	Upon the execution of this Share Agreement:

(i)	Purchaser shall enter into the Holdings Option Agreement, pursuant to the terms and conditions set forth in Exhibit 2.1.(i), the effectiveness of which is subject to certain conditions provided therein;

(ii)	Vale shall enter into an immediately binding Standstill Commitment with Mosaic, pursuant to the terms and conditions outlined in Exhibit 2.1.(ii);

(iii)	Vale grants to Mosaic an immediately binding option to purchase up to 25% of the equity participation of Vale in the phosphate mining project known as the Evate Project, for a purchase price to be determined by an independent appraiser jointly appointed by the Parties, which shall reflect and take into consideration, without duplication, all investments made so far by Vale plus the net present value of the assets of the Evate Project; Vale hereby further assures Mosaic (a) the right to exercise its option during the period of one hundred and eighty (180) days after Mosaic is notified by Vale that the pre-feasibility study has been completed and (b) the right to keep its equity participation during the Evate Project by investing under the same conditions as Vale and be granted an offtake agreement proportional to its equity participation in the Evate Project; no later than the date of the closing of the Fosfertil Option Agreement, Vale and Mosaic shall execute an option agreement detailing the procedure for the exercise by Mosaic of the option right granted hereunder, provided that the effectiveness of the option hereby granted to Mosaic and, therefore, its participation in the Evate Project is conditioned upon and subject to the closing of the share transfer under the Fosfertil Option Agreement;

(iv)

Vale grants to Mosaic an immediately effective and non exclusive right to participate in Vale’s process of searching for and choosing a partner to develop a potash mining project located in the south of Mendoza (Argentine), in the city of

Malargui (“Project Rio Colorado”), such right consisting on a right of first offer to be negotiated between Vale and Mosaic for a period of one hundred and twenty (120) days after Mosaic receives an Information Memorandum on the pre-feasibility of the Project; and

(v)	Purchaser undertakes to, upon becoming the controlling shareholder of Fertifos and Fosfertil by closing the acquisition of all outstanding shares of BPI’s stock capital and once it has appointed representatives to their Board of Directors (“Conselho de Administração”) and Board of Executive Officers (“Diretoria”), to cause Fosfertil to respect all ongoing negotiations with Mosaic Brazil in relation to the supply of fertilizers products exclusively for year 2010, in accordance with “Manual da Política Comercial 2010 Fosfertil Ultraferil”, and in a manner consistent with past commercial practices adopted by Fosfertil in previous years.

3.	Conditions Precedent to Purchaser’s Call Options

3.1.	The Parties agree that the signing of the Stock Purchase Agreement shall each constitute a condition precedent to Mosaic’s obligation to carry on the closing of the Fosfertil Option Agreement.

4.	Representations, Warranties and Waivers.

4.1.	The Parties hereby expressly acknowledge and agree to each other that their obligations to consummate the transactions contemplated by this Share Agreement and any of its Exhibits are not subject to any condition or contingency with respect to financing.

4.2.	Each Party, on its behalf and on behalf of its Affiliates, represents and warrants that (i) it is duly organized and validly existing in good standing under the laws of its jurisdiction of formation, has full power and authority and possesses all governmental authorizations and approvals necessary to execute and deliver this Share Agreement and all other documents executed in connection herewith and to consummate the transactions contemplated hereby and thereby; (ii) this Share Agreement and any documents to be executed in connection herewith have been duly authorized by the boards of directors of Vale and Mosaic, are valid, binding and enforceable against the Parties in accordance with their respective terms except as the enforceability thereof may be limited by applicable bankruptcy or insolvency laws or by a court’s exercise of its equitable powers, and are not in contravention of (x) any law, rule, regulation or agreement by which the Parties or any of its assets are bound, except if expressly referred to in this Share Agreement and other than certain financing agreements Mosaic Brazil has entered into (including with the Brazilian Development Bank - BNDES), a list of which is attached hereto as item 4.2 of the Disclosure Schedule, or (y) such Party’s organizational documents.

5.	Specific Performance.

5.1.	Each Party acknowledges that the other Party will have no adequate remedy at law if such other Party fails to perform its applicable obligations under this Share Agreement and attached Exhibits. The Parties agree that, in such event, (i) the other Party shall have the right, in addition to any other rights either may have, to specific performance of such obligation and (ii) it will not take any action to impede the other Party’s efforts to enforce such right of specific performance.

6.	Costs and Expenses.

6.1.	Each Party shall bear its own costs and expenses incurred in connection with the transactions contemplated herein.

7.	Notices.

7.1.	All demands, notices, requests, consents, communications and deliveries hereunder shall be in writing and shall be deemed to have been duly given if personally delivered by courier service, e-mail, fax or hand delivery to the addresses set forth in Exhibit 7.1, or such other addresses as may be furnished hereafter by notice in writing to such addresses.

7.2.	All demands, requests, consents, notices, communications and deliveries shall be deemed to have been given either at the time of actual delivery to the individuals named in Exhibit 7.1 as the same may be changed in accordance with clause 7.1.

8.	Confidentiality.

8.1.	Any information that was or will be provided to the Parties for the purposes of entering into this Agreement and agreeing on the terms of the attached Exhibits shall be treated as confidential information (“Confidential Information”). Neither Party shall make any press release or other public announcement or disclose the existence of this Agreement or the terms and conditions set forth herein without first furnishing the other Party with a reasonable opportunity to review and comment thereon.

8.2.	The restriction provided for in Section 8.1 does not apply should the obligation to disclose the information be required by law, legal process or by an order, judgment or decree of a court or other governmental authority of competent jurisdiction. If either Party is required by any such law, legal process, order, judgment, or decree or Court order to disclose Confidential Information, such Party shall, to the extent permitted thereby, provide the other Party with prompt written notice of such requirement and cooperate with such other Party in obtaining an appropriate protective order or other relief that may be sought. Either Party may transmit Confidential Information or disclose the existence and terms of this Agreement to, and only to, directors, officers, employees, agents, counsels, auditors, consultants or other representatives (“Representatives”) of such Party or any of its Affiliates, but only to the extent such Representatives need to know or in case of law, legal process or by an order, judgment or decree of a court or other governmental authority, as ruled above. Such Representatives have been or shall be advised of the obligation for protecting the Confidential Information and the other obligations hereunder, and shall use the same degree of care as is used with such Party’s Confidential Information. Each of the Parties shall be responsible for any breach of the obligations hereunder by it, by such Party’s respective Affiliates, or by the respective Representatives of such Party or its Affiliates.

8.3.	Mosaic hereby represent that it has full knowledge that Vale is a publicly-held company which has shares listed in BM&FBOVESPA and in the New York Securities Exchange – NYSE (through ADRs) and, accordingly, is subject to disclosure requirements in Brazil and in the United States of America.

8.4.	Purchaser hereby represents that it has full knowledge that Mosaic is a public held company with stock registered under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and listed on the NYSE, and, accordingly, is subject to the disclosure requirements of the rules and regulations promulgated by the U.S. Securities and Exchange Commission.

9.	Assignment.

9.1.	This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any Party without the prior written consent of the other Party, except that either Party is free to assign its rights and obligations hereunder to any of its Affiliates, to which assignment the other Party hereby agrees, provided, however that: (i) Purchaser shall not be allowed to assign this Share Agreement without the prior written consent of Mosaic, except in case of assignment from Purchaser to either of its Affiliates Vale Austria Holdings GmbH and/or Vale Holdings AG (such entities being direct or indirect majority owners of Vale International), with which transfer Mosaic hereby expressly agrees; (ii) Vale and Mosaic are not allowed to assign their obligations under this Agreement and shall remain bound to the terms hereunder; (iii) the Party that assigns its rights and obligations hereunder shall remain jointly and severally liable with the relevant permitted assign for the rights and obligations hereunder; (iv) the assignor shall evidence to the other Party that the permitted assign is legally and financially able to assume the obligations hereunder and that the implementation of all of the terms of this Agreement will not violate or harm third party’s rights, including rights of creditors. Any purported assignment in violation of this Section 8.1 shall be null and void.

10.	Competition Authorities Notifications

10.1.	Purchaser agrees to make all necessary filings pursuant to applicable competition laws as necessary in order to obtain approval for the transactions contemplated by this Share Agreement. The Parties agree to respond as promptly as practicable to any inquiries received from competition authorities and agree to promptly supply any additional information and documents that may be requested by such authorities.

10.2.	Costs and expenses incurred in such filings shall be borne by Purchaser, except for the costs of their own attorneys and/or consultants, acting in such filings, which shall be borne by each of the Parties.

10.3.	Purchaser shall be responsible for any and all the costs, requirements and impositions arising from any partial or totally unfavorable decision, whether temporary or final, of such competition authorities, unless those costs, requirements and impositions arise from any misconduct of Mosaic, in which case Mosaic will support those costs, requirements and impositions.

11.	Guarantee

11.1.	Each of Mosaic and Mosaic Brazil hereby undertakes to fully guarantee the performance of the obligations undertaken under this Agreement by Mosaic’s Affiliates and its permitted assigns.

11.2.	Purchaser and Vale hereby undertakes to fully guarantee the performance of the obligations undertaken under this Agreement by each of them and/or their permitted assigns.

12.	Miscellaneous.

12.1.	For the purposes of this Share Agreement, in case any payment becomes due in Brazilian Reais, the amount in Brazilian Reais to be paid shall be converted from the amount due in US dollars at the average between the closing and sale rates pursuant to the PTAX 800, currency 220, Option 5, disclosed by the Central Bank of Brazil on the Business Day immediately before any date when a payment becomes due and payable by a Party.

12.2.	This Share Agreement may not be changed, modified, terminated or discharged in whole or in part, except by an instrument in writing signed by each of the Parties hereto.

12.3.	This Share Agreement constitutes the irrevocable and irreversible agreement between the Parties, and shall be binding on their heirs, executors, administrators, successors and any assigns thereof on any account whatsoever.

12.4.	In the event any or more provisions of this Share Agreement shall for any reason be duly held to be invalid, illegal or otherwise unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Share Agreement, and this Share Agreement shall be interpreted and construed as if such invalid, illegal or unenforceable provision had never been contained herein.

12.5.	The Parties shall execute and perform any and all such acts and things as the parties may deem necessary or appropriate for the purposes of the proper implementation of this Share Agreement including, but not limited to, amendments to the by-laws or any other corporate documents of the Companies and or the Parties, as well as any other documents as may be necessary to complete the transactions contemplated herein.

12.6.	This Share Agreement along with the Fosfertil Option Agreement and the Holdings Option Agreement contain the entire understanding of and all agreements between the Parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous agreements or understandings, oral or written, pertaining to any such matters which agreements or understandings shall be of no force or effect for any purpose. To the extent there is any conflict between any provision hereof and any provision in any other document or agreement between the Parties hereto, this Share Agreement shall control.

12.7.	This Share Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.8.	This Agreement has been negotiated and is being executed in the English language. Should a translation be required, such translation shall be done by a sworn translator. To the extent there is any conflict between the English version and the translated versions, the English version shall prevail.

13.	Termination and Indemnification.

13.1.	This Share Agreement shall continue in full force and effect until all obligations and rights set forth herein are complied with and/or exercised, provided that the obligations under Section 2.1 shall terminate upon termination of the Fosfertil Option Agreement pursuant to its Section 21.

14.	Governing Law.

14.1.	This Share Agreement shall be governed by and pursuant to the laws of Brazil.

15.	Dispute Resolution.

15.1.	Any and all controversies, claims or disputes arising out of, relating to, or having any connection with this Agreement including, but not limited, to any issue regarding its existence, validity, interpretation, performance, termination or breach thereof shall be exclusively and definitively settled by final and binding arbitration.

15.2.	The arbitration proceeding shall be conducted in accordance with the then existing Rules of Arbitration of the Chamber of Commerce Brazil-Canada (“CCBC Rules”) and the terms of Law No. 9,307, dated September 23, 1996, as amended (“Brazilian Arbitration Law”). The arbitration proceedings filed under this Agreement shall be administered by the CCBC.

15.3.	The arbitration proceeding shall be conducted by a tribunal formed by three (3) arbitrators, of whom one (1) shall be appointed by the claimant, one (1) by respondent and the third, who shall serve as chairperson of the arbitration tribunal, shall be appointed by the two party-appointed arbitrators, or, in the event the two party-appointed arbitrators are unable to agree upon the selection of the chairperson or to obtain the chairperson’s acceptance of such appointment within the time frame established by the CCBC Rules, the chairperson of the CCBC shall appoint the chairperson of the arbitral tribunal within five (5) days. The decision of the arbitrators shall be based upon Brazilian law. If at any time a vacancy occurs in the arbitral tribunal, the vacancy shall be filled in the same manner and subject to the same requirements as provided for the original appointment to that position.

15.4.	The place of arbitration shall be the City of São Paulo, but the Parties are free to designate other place for the hearings upon a mutual agreement.

15.5.	The language of the arbitration shall be Portuguese, and all documents and testimony offered into evidence during the arbitration shall be translated into Portuguese at the expense of the person offering the evidence.

15.6.	The award of the arbitral tribunal shall be final, non-appealable and binding. Any monetary award shall be made in Reais. Judgment on the final award or any interim award issued by the arbitral tribunal may be entered and enforced by any court of competent jurisdiction.

15.7.	Each of the parties retains the right to seek judicial assistance exclusively to: (i) compel arbitration; (ii) apply for interim measures of protection rights prior to the constitution of the arbitral tribunal, and any such action shall not be construed as a waiver of the arbitration proceedings by the Parties; (iii) enforce any decision of the arbitrators, including the final award; and (iv) other proceedings expressly admitted by Brazilian Arbitration Law. If any of the parties decides to seek judicial assistance, the Central Courts of the City of São Paulo shall have exclusive jurisdiction.

[Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed in four (4) counterparts by their respective authorized representatives and by the two (2) witnesses below on the date first written above.

		Mineração Naque S.A.

		By:
			Name:
			Title:

		By:
			Name:
			Title:

		The Mosaic Company

		By:
			Name:
			Title:

		Vale S.A.

		By:
			Name:
			Title:

		By:
			Name:
			Title:

		Mosaic Fertilizantes do Brasil S.A.

		By:
			Name:
			Title:
Witnesses:

1.		2.
	Name:		Name:
	I.D.:		I.D.:

(This is the signature page of the Share Purchase Agreement and Other Covenants dated February 10, 2010, and entered into by and between Mineração Naque S.A., Mosaic Fertilizantes do Brasil S.A., Vale S.A. and The Mosaic Company)

LIST OF SCHEDULES AND EXHIBITS

Schedule 4.2 – Certain Financing Agreements Requiring Consent

Exhibit 2.1(i) – Holdings Option Agreement

Exhibit 2.1(ii) – Standstill Agreement

Exhibit 7.1 – Notice Addresses